UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41647

OHMYHOME LIMITED

(Translation of registrant’s name into English)

243 Alexandra Road

#02-01 BS Centre

Singapore 159932

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Resignation of Ms. Wong Wun Wun Daisy and Mr. Ji Gang and Appointment of Mr. Agus Prasetyo and Mr. Chin Chee Yen

On January 9, 2026, Ms. Wong Wun Wun Daisy tendered her resignation as a Co-Chief Executive Officer, Director and the Chairman, and Mr. Ji Gang, tendered his resignation as an Independent Director and Chair of Audit Committee, of Ohmyhome Limited (the “Company”), respectively, effective from January 9, 2026. Ms. Wong Wun Wun Daisy’s and Mr. Ji Gang’s resignations were not a result of any disagreement with the Company’s operations, policies or procedures.

On January 9, 2026, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Mr. Agus Prasetyo was appointed as the Co-Chief Executive Officer, Director and the Chairman of the Company, and Mr. Chin Chee Yen was appointed as the Independent Director and Chair of Audit Committee of the Company, effective from January 9, 2026.

The biographical information of Mr. Agus Prasetyo and Mr. Chin Chee Yen are set forth below:

Mr. Agus Prasetyo has over 10 years of experience in internet marketing and promotion, specializing in developing and executing data-driven digital strategies for real estate-related and multi-sector clients. Mr. Prasetyo has served as the Regional General Manager of PT Smartit Mantap Digital Indonesia since September 2021. From November 2015 to April 2021, Mr. Prasetyo was the Business Director of Doxadigital Creative Digital Agency. Mr. Prasetyo obtained a Bachelor of Economics (S.E.) from Universitas Muhammadiyah Jakarta in 2000.

Mr. Chin Chee Yen has over 25 years of experience in financial management, compliance governance, and operational optimization across Malaysian small and medium-sized enterprises (SMEs). Since April 2022, Mr. Chin has served as the Independent Consultant of Great CFO Sdn Bhd, where he supports audit projects for local SMEs, conducts financial statement verification, internal control testing, and compliance checks. From January 2017 to May 2021. Mr. Chin was a Financial Manager of Land & Mine Sdn Bhd., where he was responsible for preparing audit working papers and reports, identifying financial process loopholes for clients and proposing improvement plans. Mr. Chin obtained a Bachelor of Accounting and Finance from University of Malaya in 1999.

Neither Mr. Agus Prasetyo and Mr. Chin Chee Yen has a family relationship with any director or executive officer of the Company. Neither has been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

On January 9, 2026, Mr. Agus Prasetyo has received and signed the employment agreement and offer letter provided by the Company. The term of Co-Chief Executive Officer shall continue until his successor is duly elected and qualified, and the position of director and Chairman shall be up for re-appointment every year by the Board of Directors of the Company. The Board of Directors may terminate the positions for any or no reason. Mr. Agus Prasetyo is entitled to compensation of US$36,000 for each calendar year, payable on a monthly basis.

On January 9, 2026, Mr. Chin Chee Yen has received and signed the offer letter provided by the Company. The Board of Directors may terminate the position as a director for any or no reason. The position shall be up for re-appointment every year by the Board of Directors of the Company. Mr. Chin Chee Yen is entitled to compensation of US$10,000 for each calendar year, payable on a yearly basis.

The employment agreement and offer letters are qualified in its entirety by reference to the complete text of the letter, which are filed hereto as Exhibit 10.1, Exhibit 10.2. and Exhibit 10.3

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement with Agus Prasetyo
10.2	Director Offer Letter with Agus Prasetyo
10.3	Director Offer Letter with Chin Chee Yen

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2026	Ohmyhome Limited

	By:	/s/ Novianto Tjhin
	Name:	Novianto Tjhin
	Title:	Co-Chief Executive Officer

2